[redacted]

09056680

:OMMISSION
549

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

SEC FILE NUMBER
8-43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia Neal (713) 300-2002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste 1000 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/7

OATH OR AFFIRMATION

I, Alicia Neal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alicia Neal
Signature

Controller
Title

Christine Wright
Notary Public

CHRISTINE M WRIGHT
My Commission Expires
April 24, 2010

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. (the Partnership) as of December 31, 2008 and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2009

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS	
Cash and cash equivalents	$ 64,250
Accounts receivable	20,000
TOTAL ASSETS	$ 84,250
PARTNERS' CAPITAL	
Partners' capital	84,250
TOTAL PARTNERS' CAPITAL	$ 84,250

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions and retainer	$ 60,000
Total Revenues	60,000
Expenses	
Management fees	69,854
Membership & Dues	26,230
Licenses and registration	4,000
Professional fees	17,192
Franchise Tax	13,014
Other	40
Total Expenses	130,330
Net Loss	$ (70,330)

See independent auditor's report.

	General Partner	Limited Partners	Total
Balance, December 31, 2007	$ 124,340	$ 1,202,413	$ 1,326,753
Ordinary Distributions	-	(174,240)	(174,240)
Distributions of Interest in Subsidiary	-	(997,933)	(997,933)
Net Loss	(40,090)	(30,240)	(70,330)
Balance, December 31, 2008	$ 84,250	$ -	$ 84,250

See independent auditor's report.

GULFSTAR GROUP I, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 40,000
Cash paid for management fees and expenses	(130,330)
Net cash used by operating activities	(90,330)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	(174,240)
Net cash used by financing activities	(174,240)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(264,570)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	328,820
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 64,250
RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES	
Net loss	$ (70,330)
Change in accounts receivable	(20,000)
Net cash used by operating activities	$ (90,330)

See independent auditor's report.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(1). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the partners. Accordingly, the Partnership does not record a provision for Federal income taxes. Texas margin tax, if due, is accrued as a component of expenses.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments – The Partnership does not hold any investments.

Estimates – The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.9975% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. Also effective January 1, 2008, the Partnership's interest in Gulfstar Merchant Banking, Ltd (Merchant Banking, a former subsidiary of the partnership) was distributed to IBC. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (an affiliated company) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership pays GulfStar II a management fee, payable monthly in advance or at such other times as the parties may mutually agree. Fees are based on a percentage of private placement fee revenues and a specific allocation of incremental overhead.

Total fees paid by the Partnership pursuant to the agreement were $69,854 for the year ended December 31, 2008. Effective August 1, 2004, GulfStar II also agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $60,000 for the year ended December 31, 2008.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2008, the Partnership had net capital of $62,000, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was zero December 31, 2008. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $64,250 and held at various banks at December 31, 2008, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at each bank. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	
Total partners' capital qualified for net capital	$ 84,250
Total capital and allowable subordinated liabilities	84,250
Deductions and/or charges	
Nonallowable assets:	
Other	(22,250)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	62,000
Haircuts on securities	-
Net capital	$ 62,000
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 57,000
Ratio: Aggregate indebtedness to net capital	N/A

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(1), limited business (mutual funds and/or variable annuities only).